Exhibit 12.1

The Nielsen Company bv

Computation of Earnings to Fixed Charges (Unaudited)

	Successor			Predecessor
	January 1– March 31, 2007		May 24– December 31, 2006	January 1– May 23, 2006	December 31,
(IN MILLIONS)					2005	2004	2003
Fixed charges
Interest expense	$158		$386	$49	$133	$192	$171
Interest capitalized	—		—	—	1	4	5
Portion of rental expense representative of interest	10		27	17	47	51	46

Total fixed charges	$168		$413	$66	$181	$247	$222

Earnings
(Loss)/income from continuing operations before income taxes and minority interests	$(87)		$(384)	$25	$203	$318	$530
Fixed charges per above	168		413	66	181	247	222
Amortization of capitalized interest	2		1	1	1	—	—
Equity of net income of affiliates, net of dividends received	2		(2)	2	2	3	4
Minority interest in net (income)/loss of consolidated subsidiaries	—		—	—	—	5	6
Interest capitalized	—		—	—	(1)	(4)	(5)

Total earnings	$85		$28	$94	$386	$569	$757

Ratio of earnings to fixed charges	(a	)	(a )	1.4	2.1	2.3	3.4

(a)	Earnings for the Successor periods from January 1 through March 31, 2007 and May 24 through December 31, 2006 were inadequate to cover fixed charges by $83 million and $385 million, respectively.